ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, Texas 79701

(432) 688-0012

January 20, 2017

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	ProPetro Holding Corp.
Draft Registration Statement on Form S-1
Submitted December 16, 2016
CIK No. 0001680247

Ladies and Gentlemen:

Set forth below are the responses of ProPetro Holding Corp., a Texas corporation (“we,” “our” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2017, with respect to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on December 16, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we have confidentially submitted through EDGAR our second draft of the Registration Statement (“Draft No. 2”).  For your convenience, we have hand delivered three copies of this letter, as well as three copies of Draft No. 2 marked to show all changes made since the initial confidential submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment No. 3 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Draft No. 2 unless otherwise indicated.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that, to date, neither the Company nor anyone on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as

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January 20, 2017

amended (the “Securities Act”). To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

2.              Please provide updated information regarding your plans for the private placement you reference at page F-48, the identities and precise beneficial ownership of those deemed owners of Energy Capital Partners pursuant to Exchange Act Rule 13d-3 at page 91, and the identities of your 10% customers which you refer to only in generic terms at page F-19. Please also revise to include those disclosures which you may not omit pursuant to Securities Act Rule 430A.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include information regarding the Company’s recently consummated private placement. The Company has also revised the Registration Statement to include the identities and beneficial ownership of the deemed owners of Energy Capital Partners.  Please see pages 6, 7, 94 and 97. We note that the Company has identified those customers from which the Company derived 10% or more of its revenues for the nine months ended September 30, 2016, and will undertake to update the Registration Statement to identify those customers from which the Company derived 10% or more of its revenues for the year ended December 31, 2016 when audited financial information for the year ended December 31, 2016 is available and included in the Registration Statement. We will undertake to include in the Registration Statement prior to requesting effectiveness all information that we are not entitled to omit under Rule 430A.

Industry and Market Data, page ii

3.              Please provide us with highlighted copies of the relevant portions of public industry data that you cite or rely on in your filing, including, but not limited to, market research data prepared by Spears & Associates, Rystad Energy, and Baker Hughes, as well as the EIA, which acronym you should define at first usage.  You may provide this information by submitting it as correspondence via EDGAR.  Similarly, identify in your letter of response the basis for any market position or industry share disclosures for which your prospectus does not yet identify a third party source.  Examples include the disclosures at page 1 (“the largest private provider of hydraulic fracturing services in the region”), page 2 (“establishing a best-in-class hydraulic fracturing platform”), page 5 (“more conservatively capitalized than our peers”), page 66 (“leading Permian Basin market share”), page 67 (competitors’ “average utilization rates”), and page 68 (a Total Recordable Incident Rate “well below industry averages”).  Please provide us with copies of those materials as well.

Response: The Company acknowledges the Staff’s comment and has supplementally provided the Staff with copies of the public industry data and has marked the relevant portions of such data as requested. We have also identified the basis for the market position and industry share disclosures included in the Registration Statement. Please see the Supplemental Letter and associated attachments.

Use of Proceeds, page 32

4.              You currently state that you intend to utilize offering proceeds for “general corporate purposes.” We note from your disclosure in the MD&A at page 45 that a primary use of capital has been the repayment of indebtedness.  If you will use any material part of the offering

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January 20, 2017

proceeds to discharge outstanding indebtedness, please provide all the information that Instruction 4 to Item 504 of Regulation S-K requires.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.  Please see pages 9 and 33.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Quantitative and Qualitative Disclosure of Market Risks — Interest Rate Risk, page 49

5.              We note your disclosure in Note 4 regarding Fair Value Measurements on pages F-12 and F-36 that you use an interest rate swap to manage interest rate risk.  Expand your disclosures to provide the qualitative and quantitative information about this derivative financial instrument required by Item 305 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.  Please see page 50.

Liquidity and Capital Resources, page 45

Credit Facility and Other Financing Arrangements, page 47

6.              Please provide a detailed discussion of the material terms of your new revolving credit facility, including the restrictive covenants it contains.  If you intend to immediately use funds available under your new facility for corporate purposes, including your 2017 capex program for the deployment of new hydraulic fracturing units and maintenance, be sure to supplement your revised disclosure here and in the Use of Proceeds section to discuss such uses.  Please also confirm that you plan to file the new facility as an exhibit to this registration statement, insofar as it is not included in the current exhibit list.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the terms of the new revolving credit facility are still being finalized. We will undertake to file the new revolving credit facility as an exhibit to the Registration Statement and will update the Registration Statement to include a discussion of the material terms and any relevant proposed use of the funds available under the new credit facility.

Critical Accounting Policies and Estimates, page 52

7.              We note that although you have identified various accounting policies that you consider to be critical to your financial statements, you have not provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements based on the degree of uncertainty regarding the estimates or assumptions involved.  Please refer to Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management’s Discussion and Analysis, codified in FRC §501.14, and revise your disclosure to address the following objectives:

•                  Address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.

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•                  Provide greater insight into the quality and variability of information regarding financial condition and operating performance.

•                  Analyze the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

•                  Explain why the estimates or assumptions bear the risk of change and indicate how accurate these have been in the past.

•                  Analyze sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.  We respectfully notify the Staff that, after further review and consideration of Section V of Financial Reporting Release No. 72, we have determined it appropriate to remove revenue from the critical accounting policies and estimates as there are no significant estimates or judgments involved in our revenue recognition.  Please see page 53.

Business

Our Customers, page 69

8.              We note your disclosure in the risk factors at page 16 and also your later disclosure in the MD&A section regarding the significance of your recurring arrangements with Parsley Energy and Diamondback Energy.  Please file the respective master service agreement for each customer in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file the agreements.  Further, please disclose the material terms of the agreements, and discuss any material adverse impact on your operations if either agreement were to be terminated.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company’s master service agreements with Parsley Energy and Diamondback Energy are not “material contracts” for purposes of Item 601(b)(10) of Regulation S-K and therefore are not required to be filed as exhibits to the Registration Statement. Item 601(b)(10) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” This item further states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to be made in the ordinary course of business and does not need to be filed unless it falls within one of several specifically enumerated categories, in which case it must be filed unless it is immaterial in amount or significance.

The Company, like other oilfield service providers, regularly enters into master services agreements with customers in the ordinary course of business. These master services agreements neither obligate the Company to provide specific services to its customers nor obligate the Company’s customers to use the Company to provide services. Instead, these agreements generally set forth the general terms and conditions under which the Company provides services to its customers, while pricing and other material terms are governed by separate job-specific work orders if and when a customer requests services from the Company.

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The Company’s master service agreements with Parsley Energy and Diamondback Energy, like the Company’s other master services agreements, were entered into in the ordinary course of business, and they do not fall within any of the specifically enumerated categories set forth in Item 601(b)(10) of Regulation S-K.  We note that, even though Parsley Energy and Diamondback Energy comprised approximately 24.7% and 12.1% of our total revenue for the nine months ended September 30, 2016, we do not believe the Company’s business is substantially dependent on those customers.  Based on discussions with current and prospective customers and current and anticipated market conditions, we believe that, even if Parsley Energy and Diamondback Energy were to discontinue using our services, there is sufficient demand for the Company’s services that the Company would be able to replace any lost revenue on the spot market without any material adverse impact on the Company’s operations.

Additionally, because the agreements set forth only the general terms and conditions of our service arrangements with these customers and do not obligate the Company to provide services to these customers, we do not believe that additional disclosure of these agreements in the Registration Statement would be helpful to investors.

For the reasons set forth above, we believe that the Company’s master service agreements with Parsley Energy and Diamondback Energy are not material contracts for purposes of Item 601(b)(10) of Regulation S-K and are not required to be filed as exhibits to the Registration Statement.

Our Relationship with Energy Capital Partners, page 69

9.              We note your brief discussion in the risk factors section at page 24 regarding potential conflicts that may arise between you and Energy Capital Partners related to competitive business activities and opportunities.  Please supplement your disclosure in this section to more specifically address the types of conflicts that you believe may arise from “energy infrastructure” investments currently held by Energy Capital Partners and its affiliate funds and the methods to be used to allocate such opportunities among the parties, if known.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure in the Registration Statement to reflect that Energy Capital Partners and its affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with the Company and will not have any duty to communicate or offer potential business opportunities to us. Please see pages 25 and 26.

Environmental, Health and Safety Matters and Regulation, page 71

10.       At page 73, you discuss the regulation of hydraulic fracturing and related activities.  Last month, the EPA released a report captioned Hydraulic Fracturing for Oil and Gas: Impacts from the Hydraulic Fracturing Water Cycle on Drinking Water Resources in the United States.  Please discuss the EPA’s December 2016 findings to the extent that your business activities and operations might be significantly impacted by related regulatory initiatives at the federal, state, or local level.  Similarly, please provide new or revised Risk Factor disclosures, as appropriate.  In the alternative, please explain to us why you believe that such disclosure is not necessary in these circumstances.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 23 and 76.

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Executive Compensation

Narrative to Summary Compensation Table

General

11.       We note your discussion of stock options granted pursuant to your Stock Option Plan. Please revise this section to explain whether the awards provided in 2016 were granted on account of certain performance criteria and, if so, how you determined the specific amounts awarded to each named officer.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to reflect the fact that the stock options granted in 2016 were primarily granted in order to prevent the equity ownership of the named executive officers (and the other employees who received options in 2016) from being diluted as a result of the equity contribution to the Company by Energy Capital Partners and certain minority shareholders on June 8, 2016. The options were also granted to reward the named executive officers’ past contributions to the company and expected future contributions, but were not granted based on specific performance criteria. Please see pages 82 and 83.

Audited Consolidated Financial Statements

Note 2.  Significant Accounting Policies, page F-7

Goodwill, page F-9

12.       Expand your disclosure to address the following:

(i)            the nature of the goodwill and how it was originated; and

(ii)                                information about goodwill in total and for each reportable segment as pursuant to FASB ASC 350-20-50-1.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.  Please see page F-9.

Note 12.  Reportable Segment Information, page F-17

13.       We note in your disclosure that you have seven operating segments, which represent how the chief operating decision maker evaluates performance and allocates resources and for which discrete financial information is readily available.  Please expand your disclosure to provide revenue from external customers for each service or each group of similar services as required by FASB ASC 280-10-50-40.

Response: Under ASC 280-10-50-40, the Company is required to report the revenues from external customers for each service or each group of similar services, based on the financial information used to produce our financial statements. As disclosed in the significant accounting policies in Note 2, pages F-7 through F-12, the types of services that generate revenue are pressure pumping, drilling and other completion and production services. Further, as disclosed in the

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audited financial statements for the year ended December 31, 2015,  Note 12—Reportable Segment Information, page F-17, the Company has seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling, and Permian drilling. Based on similarities in economic characteristics, and other factors—nature of services, nature of the production process, type or class of customers for the services, method used to provide services, and nature of the regulatory environment, and the quantitative threshold test per ASC 280, we have determined pressure pumping (comprising of  hydraulic fracturing, acidizing and cementing) to be a reportable segment, and for which separate disclosures were provided. The services included in the pressure pumping reportable segment are all considered to be substantially similar.  During 2015, pressure pumping services was approximately 90% of our revenue from external customers, which is greater than the 75% threshold per ASC 280-10-50-14, and we believe that pressure pumping service was and will increasingly continue to be material and a greater percentage of our total revenue, consistent with our planned strategy as discussed in the Business section in the Registration Statement. We disclosed revenue from external customers (referred to as service revenue) for the pressure pumping segment in Note 12, Reportable Segment Information, page F-18, and for all other sources. Accordingly, we respectfully believe our disclosure of revenue from external sources meets the requirements of ASC 280-10-50-40.

Note 19.  Subsequent Events, page F-25

14.       The date through which subsequent events have been evaluated appears to be inadvertently omitted.  Please revise your disclosure here and in Note 18 of your interim financial statements as of September 30, 2016 on page F-48 in accordance with FASB ASC 855-10-50-1.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the date through which subsequent events have been evaluated.  Please see pages F-26 and F-49.

Unaudited Condensed Consolidated Financial Statements

Note 4.  Fair Value Measurements, page F-35

15.       You have stated on page F-37 that each reporting unit’s fair value was in excess of its carrying value in 2016.  Tell us whether you have accelerated your annual impairment test of goodwill from December 31, 2016 to an earlier period, or revise your disclosures accordingly.  If you accelerated the annual test of goodwill, disclose the impairment indicators that prompted the acceleration of the annual impairment test.  You may refer to FASB ASC 350-20-35-28 through -30 for further guidance.

Response: The Company acknowledges the Staff’s comment and notes that the Company did not accelerate the annual impairment test. We have revised the Registration Statement accordingly. Please see page F-38.

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Please direct any questions or comments regarding this correspondence or the Supplemental Letter to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

ProPetro Holding Corp.

By:	/s/ Dale Redman
Dale Redman
Chief Executive Officer

cc:	Jerard Gibson, Securities and Exchange Commission
Jeannette Wong, Securities and Exchange Commission
Shannon Buskirk, Securities and Exchange Commission
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP
Alan Beck, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.